

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2023

Desmond Shu Pei Huang
Chief Financial Officer
AGBA Group Holding Limited
AGBA Tower
68 Johnston Road
Wan Chai, Hong Kong SAR

> **Re: AGBA Group Holding Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on May 26, 2023**
> **File No. 333-271456**

Dear Desmond Shu Pei Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May17, 2023 letter.

Amendment No. 1 to Form S-1 filed May 26, 2023

General, page i

1. We note your response to prior comment 1. Given that TAG received the securities that it seeks to register for resale from the issuer in a transaction specified in Securities Act Rule 145(a) that involved a shell company, and TAG was a party to that transaction, it appears that, notwithstanding any factors relevant to the determination that a purported secondary offering is a primary offering (e.g., those identified in Securities Act Rules C&DI 612.09), TAG is deemed to be an underwriter pursuant to Rule 145(c). Please provide us with your analysis as to why TAG should not be deemed an underwriter pursuant to Rule 145(c). Alternatively, please revise your registration statement to identify TAG as an underwriter,

include the fixed price at which TAG will sell the securities, and delete the sentence on page vii that begins "Once TAG made this undertaking . . . ."

Management's Discussion and Analysis of Financial Condition

Overview, page 46

2.   We note your response to prior comment 14 and reissue in part. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock.

You may contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance